Exhibit 99.1

Psyence BioMed Announces Adjournment of Annual and Special Shareholder Meeting on January 22, 2026

NEW YORK – January 22, 2026 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”) today announced that it adjourned its annual and special meeting of shareholders (the “Meeting”) until February 12, 2026.

The Meeting will now be held on February 12, 2026, at 9:00 a.m. New York Time/4:00 p.m. Cape Town time at Venture Workspace Riverlands, Office Building 4, Riverlands, 51 Gogosoa Street, Observatory, Cape Town, 7935, South Africa.

The adjournment is a result of the requisite quorum of shareholders not having been achieved to hold the Meeting. The Company is working with its proxy agents to help ensure that quorum is obtained for the reconvened meeting on February 12, 2026. For details concerning the business of the Meeting, please see the Company’s notice of meeting and management information circular dated January 2, 2026, filed on EDGAR. Please note that the record date for the Meeting, close of business on December 23, 2025, has not changed.

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs. We are committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the reconvening of the Meeting and the timing (if any) of the Meeting. These statements are based on current assumptions and expectations, including that the Company will succeed in obtaining quorum for the reconvened Meeting. These assumptions may prove incorrect. There can be no assurance that the Company will be able to obtain quorum at the reconvened Meeting. There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among other difficulties, delays or challenges in obtaining quorum for the Meeting, including the possibility of claims or proceedings challenging the validity of quorum for the Meeting or the Meeting itself. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-298285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company’s product candidates are investigational and have not been approved by any regulatory authority for use in the treatment of any disease or condition, and clinical results (if any) may not be indicative of future results. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.